111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

October 3, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C.  20549

Attn:  Jeffrey P. Riedler

Re:                             State National Companies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 3, 2014

File No. 333-197441

Dear Mr. Riedler:

State National Companies, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 2 to the Registration Statement on Form S-1 initially filed July 15, 2014 (the “Amended Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the Staff’s letter to the Company dated September 26, 2014.  The responses below correspond to the captions and numbers of those comments, which are reproduced below in italics.  For your convenience, copies of the Amended Registration Statement are enclosed and have been marked to show changes from the Company’s Registration Statement on Form S-1, as filed on September 12, 2014.  References to page numbers in the responses are to page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Registration Statement.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Operating Results, page 42

1.                                      Please refer to your response to prior comment number 7. Please revise your disclosure to quantify the impact that the change in estimate related to prior years had on the income statement.  In addition, include the aforementioned change in estimates that relate to the six months ended June 30, 2014 and 2013 periods.

Response:  The Company has revised the disclosure on page 46 and 47 to explain the income statement impact of changes in estimates in allowance for policyholder cancellations and to disclose changes in estimates for the interim periods as requested.

Consolidated Results of Operations for the Six Months ended June 30, 2014 compared with the Six Months Ended June 30, 2013, page 50

2.                                      Please include an analysis of founders special compensation in your period to period comparison.

Response:  The Company has revised the disclosure on page 51 to include an analysis of founders special compensation in this period to period comparison.

Business
Loss Reserves
Reconciliation of Loss and Loss Adjustment Expense Reserves, page 90

3.                                      Please review your disclosure to include a reconciliation of loss and loss adjustment expense reserves for the six months ended June 30, 2014 and 2013 consistent with the table on page 91 for the years ended December 31, 2013, 2012 and 2011.

Response:  The Company has revised the table on page 91 to include a reconciliation of loss and loss adjustment expense reserves for the six months ended June 30, 2014 and 2013.

Condensed Consolidated Statements of Income, page F-49

4.                                      Please provide us with a comprehensive analysis of your accounting for the contract modification expense of $17.8 million including the alternatives you considered.  Please specifically tell us how you considered reinsurance accounting guidance and ASC 605-20-25-4.

Response:  On July 24, 2009, the Company entered into an alliance agreement (the “Alliance”), a reinsurance agreement, and an agency agreement (collectively referred to as the “Agreements”) with CUMIS insurance Society (“CUNA”) to administer and write collateral protection insurance (“CPI”) business for CUNA customers.  No consideration was paid to enter into these Agreements. Pursuant to the Alliance, the Company underwrites and issues CPI policies and provides all operational support, including relationship management and claims handling functions for the CPI policies written after the effective date.  The Company is prevented from selling, promoting or otherwise distributing any insurance product or service that CUNA currently sells to these customers.  As part of this agreement, the Company entered into a quota share reinsurance agreement whereby 50% of the risk of the policies is ceded to CUNA.

In 2009, management considered the guidance in ASC Topic 805 Business Combinations.  State National was provided access to CUNA’s customer list to write CPI policies and concurrently entered into a 50% quota share reinsurance agreement with CUNA.  Customer lists and distribution networks generally meet the definition of an intangible asset, however in this situation the CUNA relationships and CUNA customer list have not been leased or exchanged to State National and do not change hands as part of the Agreements.  State National does not have the right to use the customer list or distribution network to market and sell other products than those prescribed by the Agreements. Therefore, management concluded that this transaction did not constitute a business combination and accounted for the written business as direct insurance with subsequent reinsurance of 50% to CUNA.

On May 19, 2014 the Company and CUNA agreed to amend certain provisions of the Agreements to reduce the quota share from 50% to 30% for all policies written on or after July 1, 2014, continue the renewal term, modify the buyout provisions and waive the right to terminate as a result of the change in control that would be triggered by the Company’s private placement.  In consideration for the amendment, the Company agreed to pay CUNA $17.8 million, an amount negotiated and agreed to after consideration of the terms of the original buyout provisions in the original Agreements.  The terms of the original Agreements dictated that any termination of the Alliance agreement would result in a termination payment, and the parties determined the reduction of the quota share from 50% to 30% was a partial termination.

Management considered whether the payment should be accounted for under existing U.S. GAAP insurance or reinsurance guidance and whether this payment was as a result of a change in coverage.  Management considered paragraphs ASC 944-20-35-1 to 19 (formerly EITF 93-6), Accounting for Multiple Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises, and concluded that the amendment was not a reallocation of insurance risk transfer under the reinsurance agreement because the changes in the coverage were commensurate with the changes in premium.  Rather, the amendment reduced the Company’s obligation to reinsure a portion of each written policy with CUNA.  This results in the Company retaining a higher percentage of revenues and profit/loss of policies written subsequent to the amendment.  On the basis that the changes to coverage were commensurate and did not represent a retrospective true-up on existing business, the payment was not considered an additional premium or some form of reverse negative ceding commission that would need to be evaluated under ASC Topic 944-30 Acquisition Costs.  Management therefore concluded that the amendment did not impact its risk transfer assessment.

Management also considered the guidance under ASC Topic 350 Intangibles — Goodwill and Other and ASC Topic 805 Business Combinations to determine whether an intangible asset should be recognized.  The CUNA relationships and customer lists have not been leased or exchanged to the Company and do not change hands as part of the Alliance.  The Company does not have the right to use the customer list or distribution network to market and sell other products than those prescribed by the Alliance.  The amendment does not provide for additional customers or an expanded distribution network as a result of the payment; therefore an intangible asset was not recognized.

Management also considered ASC 605-50-25-1 and 2 Vendor’s Accounting for Consideration Given to a Customer, to determine if an up-front cost and amortizable asset should be recorded for the buyout payment.  After consideration of this guidance, management concluded that this payment was not being paid to a customer of a contract to adjust a selling price or acquire a new contract.  CUNA is not receiving a product or service as a result of this payment and does not meet the definition of a customer or reseller under U.S. GAAP.  Accordingly, management concluded that no upfront cost or amortizable asset should be recognized.

Management also considered the guidance for accounting for Contract Termination Costs under ASC Topic 420 Exit or Disposal Cost Obligations, paragraphs 420-10-25-11 and 12.  In 2009 the Company was provided access to CUNA’s customer list to write CPI policies in exchange for paying CUNA a commission on policies sold and agreeing to CUNA participating in the underwriting results of the policies through a 50% quota share reinsurance agreement.  Management considers the $17.8 million paid to CUNA to reduce the quota share (the obligation to reinsure CUNA) from 50% to 30% for policies written after the amendment a partial termination of an executory contract.  This conclusion is based on the fact that the original Alliance Agreement provided for a termination payment to be paid by the Company in all circumstances except for cause (i.e. insolvency, a decline in AM Best Company credit rating, and fraud) if the Company terminated the Alliance, and that the parties negotiated the buyout payment amount based on consideration of the terms of the original termination payment formula.

ASC 420-10-25-12 provides that “A liability for costs to terminate a contract before the end of its term shall be recognized when the entity terminates the contract in accordance with the contract terms (for example, when the entity gives written notice to the counterparty within the notification period specified by the contract or has otherwise negotiated a termination with the counterparty).” Management concluded that this guidance best applied to the circumstances under which the buyout payment that was required in the original Agreements was negotiated and made, and that the full amount of the payment should be expensed.  Considering the referenced guidance, a liability for costs to terminate a contract before the end of its term should be recognized when the entity terminates the contract in accordance with the contract terms.  Therefore, the expense was recognized on May 19, 2014.

In consideration of paragraph ASC 605-20-25-4, management determined that the amendment to the Alliance and the payment represented a partial termination of the existing executory contract rather than an acquisition of a new contract that would provide a new revenue stream.  Therefore management does not believe the guidance is applicable to the facts and circumstances of the transaction.

Item 16. Exhibits and Financial Statement Schedules, page II-2

5.                                      Please refer to your response to prior comment under 20. Please revise your disclosure to disaggregate Schedule IV included on Page F-29 by line of business.

Response:  The Company has revised Note 10—Premiums Earned on page F-29 to clarify that it only earns premiums in the property and casualty line of business.

6.                                      Please refer to your response to prior comment number 20.  Please revise your disclosure to provide Schedule V for the allowance for policy cancellations.

Response:   The Company has included Schedule V for allowance for policy cancellations on page F-47.

*  *  *  *  *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:  David M. Cleff